CONSULTING AGREEMENT

THIS AGREEMENT dated for reference May 1, 2010.

BETWEEN:
HIP ENERGY CORPORATION a corporation with an address for business at
World Trade Centre
Suite 404-999 Canada Place, Vancouver, BC V6C 3E2

(the “Company”)

AND:
Michael Hines having an office at
Suite 135, 1451 Marine Dr
West Vancouver, BC V7T 1S8

(the “Consultant”)

WHEREAS:

A.	The Company is engaged in the business of producing oil and gas from existing and/or depleted or wellbores using the Company’s proprietary technology;

B.	The Company wishes to retain the Consultant to provide services pursuant to the terms of this Agreement and the Consultant wishes to provide the services referred to herein.

NOW THEREFORE, in consideration of the premises, the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the parties hereby covenant and agree as follows:

1.              DEFINITIONS

For the purposes of this Agreement, the following terms shall have the following meanings:

1.1.

“Arbitrator” means a single arbitrator appointed (by both parties) pursuant to the Commercial Arbitration Act, R.S.B.C. 1996, c. 55, as amended, and if the Consultant is residing in Texas, the under the applicable corresponding Commercial Arbitration Legislation in Texas, USA.

1.2.	“Board” means Board of Directors of the Company.

1.3.

“Confidential Information” means information, whether or not originated by the Consultant, that relates to the business or affairs of the Company, its affiliates, clients or suppliers and is confidential or proprietary to, about or created by the Company, its affiliates, clients, or suppliers. Confidential Information includes, but is not limited to, the following types of confidential information and other proprietary information of a similar nature (whether or not reduced to writing or designated or marked as confidential):

1.3.1.

Information related to the Company’s oil and gas properties, or oil and gas properties owned by third parties which the Company has obtained under obligations not to disclose such information, and exploration results, estimated reserves and feasibility reports;

1.3.2.

Work product resulting from or related to work or projects performed for or to be performed for the Company or its affiliates, including but not limited to, the methods, processes, procedures, analysis, techniques and audits used in connection therewith;

1.3.3.

Computer software of any type or form and in any stage of actual or anticipated development, including but not limited to, programs and program modules, routines and subroutines, procedures, algorithms, design concepts, design specifications (design notes, annotations, documentation, flowcharts, coding sheets, and the like), source code, object code and load modules, programming, program patches and system designs;

1.3.4.

Internal Company personnel and financial information, vendor names and other vendor information, purchasing and internal cost information, internal services and operational manuals, and the manner and method of conducting the Company’s business;

1.3.5.

Marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques and methods of obtaining business, forecasts and forecast assumptions and volumes, current and prospective client lists, and future plans and potential strategies of the Company that have been or are being discussed; and

1.3.6.

All information that becomes known to the Consultant as a result of his Retainer that the Consultant, acting reasonably, believes is confidential information or that the Company takes measures to protect.

Confidential Information does not include the following:

1.3.7.

The general skills and experience gained during the Consultant’s provision of Consulting Services to the Company that the Consultant could reasonably have been expected to acquire in similar retainer or engagements with other companies;

1.3.8.	Information publicly known without breach of this Agreement or similar agreements;

1.3.9.

Information, the disclosure of which by the Consultant is required to be made by any law, regulation or governmental authority or legal process of discovery (to the extent of the requirement), provided that before disclosure is made, notice of the requirement is provided to the Company, and to the extent reasonably possible in the circumstances, the Company is afforded an opportunity to dispute the requirement; or

1.3.10.	Information known to the Consultant at the date of this Agreement.

1.4.	“Consulting Effective Date” means the later of the date on which:

	1.4.1.	May 1, 2010; and

	1.4.2.	that date which such the Consultant commences the provision of services under this Agreement.

1.5.

“Consulting Fee” means, during the first six months of this agreement or such earlier or later time as when the Company completes a financing of no less than $4 mil USD or achieves the production milestones set out below; $3000 USD per calendar month, or $36,000 per annum. The Consulting Fee will increase to $5,000 usd per month or $60,000 usd per year within 30 days of the Company completing a private placement of $ 4 million usd or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well , or a combined oil and gas equivalent, from a min of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Technology.

1.6.	“Consulting Services” means the description of the services provided by the Consultant as set out in Schedule “A” hereto and any such services as may be reasonably requested by the Board.

1.7.	“Consulting Termination Date” means the date of termination of this agreement under Section 4.

1.8.

“Retainer” means the 2 year period from the Consulting Effective Date during which the Consultant provides the Consulting Services to the Company under this Agreement unless otherwise terminated earlier, or extended.

2.              SERVICES TO BE PROVIDED

2.1.           This Agreement and each of its terms are subject to the Consultant having all of the necessary professional registrations and certifications as may be reasonably required for him to provide the Consulting Services in the United States of America.

2.2.           Effective the Consulting Effective Date, the Consultant will provide Consulting Services to the Company in consideration for the Consulting Fee.

2.3.           The Consultant will report directly to the President and Chief Executive Officer and will keep the Company informed of all matters concerning the Consulting Services as requested by the Company from time to time.

2.4.           The Consultant will primarily provide the Consulting Services within the continental US, but as the Company expands operations, he may be reasonably expected to provide such services in such other places or countries as requested by the Company. The Consultant acknowledges that he will be required to travel regularly in order to provide the Consulting Services.

3.              REMUNERATION AND EXPENSES

3.1.           From the Consulting Effective Date to the Consulting Termination Date, the Company will pay the Consultant the Consulting Fee for services rendered, based on days worked. The Company agrees to authorize up to a maximum of USD $36,000 - $60,000 USD worth of work per year for which the Consultant may receive the Consulting Fee by providing the Consulting Services. It is agreed as between the Company and the Consultant that the provision of services relative to the Consulting Fee stated will be on the basis of services being provided on commitment of no less than 3 days per month. As the availability of the Consultant expands, the Consultant and the Company will agree to amend this Agreement to their mutual satisfaction.

3.2.           The Consultant will render the following invoices monthly and such invoices must show all of the following information:

3.2.1.	Invoices will be submitted monthly in the name of EHS Administrative Services Ltd.

3.2.2.	The Consulting Fee will be payable within 30 days of the billing date on the Consultant’s invoice. The Consulting Fee will be considered paid on the remittance postmark date or wire transfer date.

3.3.           The Consultant will be responsible for all costs associated with the performance of the Consulting Services, except as provided in section 3.6 below.

3.4.           The Consultant must maintain detailed expense records and will be reimbursed by the Company for the following, subject to any formal “policy” on point adopted by the Company from time to time, in which case the formal policy will dictate:

3.4.1.

All reasonable travel expenses incurred by the Consultant in providing the consulting services. Without limiting the generality of the foregoing, the Consultant will be reimbursed for reasonable and customary hotel, meal and parking expenses when the Consultant travels to the Company’s locations in Texas; and

3.4.2.

Reasonable out of pocket documented costs incurred by the Consultant actually, necessarily and properly in the course of providing the Consulting Services but only if such expenses have been approved by the Chief Executive Officer prior to being incurred.

3.5.           The Company will provide the following to enable the Consultant to provide the Consulting Services:

3.5.1.

The Consultant will have full and direct access to and be expected to receive timely response from the management of the Company relating to the task to be performed by the Consultant, inclusive of any management of third party contractors with whom the Company is contracted;

3.5.2.

As the Consultant will be working closely with Texla Operating Corp., being the “operator” retained by the Company to provide on site operating and other services related to the Company’s licensed HIP Down Hole Oil and Gas Enhancement Process, it is incumbent upon Texla and its directors, officers, employees and consultants that they provided timely and detailed responses, updates, reports and such other information as the Consultant shall direct to them in writing.

4.              TERM AND TERMINATION

4.1.           The term of this Agreement is one (2) year from the Consulting Effective Date.

4.2.           The term of this Agreement will automatically renew for additional twelve (12) month term(s) unless, at least prior ninety (90) days to the end of the then current term of this Agreement, either party gives written notice to the other of its intention not to renew this Agreement.

4.3.           Notwithstanding paragraphs 4.1 and 4.2, this Agreement may be terminated by:

4.3.1.	the Consultant at any time by giving at least 45 days’ advance notice in writing to the other party; or

4.3.2.	the Company without notice in the event the Consultant is found to have materially breached the terms of this Agreement.

4.4.           Upon termination of this Agreement, the Consultant shall, upon receipt of that portion of the Consulting Fee then due and owing together with all costs invoiced but unpaid, promptly deliver the following in accordance with the direction of the Company:

4.4.1.	A final accounting, reflecting the balance of costs incurred but not yet invoiced by the Consultant in the course of providing the Consulting Services as of the date of termination;

4.4.2.	All documents in his custody which are the property of the Company, including but not limited to all books of account, correspondence and contracts; and

4.4.3.	All equipment and any other property in his custody which are the property of the Company.

5.              INDEPENDENT CONTRACTOR RELATIONSHIP

5.1.           It is expressly agreed that the Consultant is acting as an independent contractor in performing the Consulting Services under this Agreement.

5.2.           The Consultant is not precluded from acting in any other capacity for any other person, firm or company provided that it does not, in the reasonable opinion of the Board, conflict with the Consultant’s duties to the Company while providing the Consulting Services.

5.3.           The Consultant represents and warrants that:

5.3.1.	he will perform the Consulting Services in a professionally competent manner (that is, not negligently);

5.3.2.	he has the right to perform the Consulting Services without violation of his obligations to others;

5.3.3.	he is not bound by any agreement or obligation to any other party that will conflict with his obligations as a consultant of the Company; and

5.3.4.

all advice, information, and documents provided by the Consultant to the Company in the course of providing the Consulting Services may be used fully and freely by the Company, unless the Consultant otherwise advises the Company orally or in writing at the time of communication of such information (e.g. information provided by the Consultant on a confidential or non- attribution basis).

5.4.           The Consulting Fee will be the whole of the Consultant’s compensation for providing the Consulting Services. For avoidance of doubt, other than withholding and remitting the Withholding, the Company will not pay any contribution to any pension plan, employment insurance, or federal and state withholding taxes, or provide any other contributions or benefits, which might be expected in an employer-employee relationship, as compensation for the Consulting Services.

5.5.           While providing the Consulting Services, the Consultant is responsible for maintaining any professional liability insurance in respect of such services. Where the Company requests that the Consultant obtain such insurance, the Company must reimburse the Consultant for the yearly premiums for such coverage.

5.6.           While providing the Consulting Services, the Consultant is solely responsible for registration and payment of assessments for workers compensation insurance coverage in Texas or other jurisdictions, if required. Where such workers compensation insurance is necessary, the Company must reimburse the Consultant for the yearly premiums for such coverage.

5.7.           The Consultant will not be liable for consequential damages, loss of profits, punitive damages or other similar costs or expenses arising from his provision of the Consulting Services.

6.              GENERAL PROVISIONS

6.1.           Assignability

6.1.1.	No party may assign this Agreement without the written agreement of the other party.

6.1.2.

In the event that the Company amalgamates with another company or changes its name, this Agreement will continue in full force and effect between the Consultant and the newly amalgamated or named company.

6.2.           Authorization. The Company represents and warrants that it is fully authorized and empowered to enter into this Agreement and perform its obligations hereunder, and that performance of this Agreement will not violate any agreement between the Company and any other person, firm or organization nor breach any provisions of its constating documents or governing legislation.

6.3.           Consultant’s Obligations

6.3.1.	No Conflicting Obligations. The Consultant will not, in the performance of the Consulting Services:

	(a)	improperly bring to the Company or use any trade secrets, confidential information or other proprietary information of any other party; or

	(b)	knowingly infringe the property rights of any other party.

6.3.2.

Non-Solicitation. The Consultant agrees that, for a two (2) year period following the Consulting Termination Date, he shall not, without the consent of the Board by resolution, engage in any solicitation of: (i) clients or customers of the Company to purchase products or services provided by the Company; or (ii) the retainer of employees of the Company.

6.3.3.	Confidential Information.

6.3.3.1.	In the event this Agreement is terminated for whatever reason, the Consultant will recognize his ongoing duty not to disclose Confidential Information about the Company.

6.3.3.2.

All Confidential Information, whether it is developed by the Consultant during his Retainer or by others employed or engaged by or associated with the Company or its affiliates or clients, is the exclusive and confidential property of the Company or its affiliates or clients, as the case may be, and will at all times be regarded, treated and protected as such, as provided in this Agreement.

6.3.3.3.

As a consequence of the acquisition of Confidential Information, the Consultant will occupy a position of trust and confidence with respect to the affairs and business of the Company. In view of the foregoing, it is reasonable and necessary for the Consultant to make the following covenants regarding the Consultant’s conduct during and subsequent to the Consultant’s Retainer by the Company:

(a)

At all times during and for a period of one year subsequent to the Consultant’s Retainer with the Company, the Consultant will not disclose Confidential Information to any person other than as necessary in carrying out the Consultant’s duties on behalf of the Company, or as may be required by applicable law or legal process of discovery, without first obtaining the Company’s consent, and the Consultant will take all reasonable precautions to prevent inadvertent disclosure of any Confidential Information disclosed by the Company to him.

(b)

At all times during and for a period of one year subsequent to the Consultant’s Retainer with the Company, the Consultant will not use, copy, transfer or destroy and Confidential Information other than as necessary in carrying out the Consultant’s duties on behalf of the Company, or as may be required by applicable law or process of discovery, without first obtaining the Company’s consent and the Consultant will take all reasonable precautions to prevent inadvertent use, copying, transfer or destruction of any Confidential Information disclosed by the Company to him.

(c)

Within ten (10) business days after the termination of the Consultant’s Retainer for any reason, the Consultant will promptly deliver to the Company all property of or belonging to or administered by the Company in his custody, including without limitation all Confidential Information that is embodied in any form, whether in hard copy or on electronic media.

6.3.4.

Consent to Enforcement. The Consultant confirms that all restrictions in paragraphs 6.3.2 and 6.3.3 are reasonable and valid, and any defences to the strict enforcement thereof by the Company are waived by the Consultant. Without limiting the generality of the foregoing, the Consultant hereby consents to an injunction being granted by a court of competent jurisdiction in the event that the Consultant is in breach of any of the provisions stipulated in paragraphs 6.3.2. and 6.3.3. The Consultant hereby expressly acknowledges and agrees that injunctive relief is an appropriate and fair remedy in the event of a breach of any of the said provisions.

6.3.5.

The Consultant’s obligations under paragraphs 6.3.2 and 6.3.4. will remain in effect in accordance with their terms and continue in full force and effect despite any breach, repudiation, alleged breach or repudiation, or termination of this Agreement.

6.4.           No other Agreement. This Agreement hereto cancels and supersedes any existing agreement or other arrangement between the Company and the Consultant, and contain the entire agreement and obligation between the parties with respect to their respective subject matter.

6.5.           Amendment or Waiver.

6.5.1.	This Agreement may not be amended unless such amendment is agreed to in writing and signed by the Consultant and an authorized officer of the Company.

6.5.2.

No waiver by either party hereto of any breach by the other party hereto of any condition or provision contained in this Agreement to be performed by such other party shall be deemed a waiver of any similar or dissimilar condition or provision. Any waiver must be in writing and signed by the Consultant or an authorized officer of the Company, as the case may be.

6.6.           Compliance with Policies and Laws. The Consultant agrees to abide by all the Company’s policies and procedures, including without limitation, the Company’s code of conduct. The Consultant also agrees to abide by all laws applicable to the Company, in each jurisdiction that it does business, including without limitation securities and regulations governing publicly traded companies.

6.7.           Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Texas and the federal laws of the United States of America applicable therein.

6.8.           Dispute Resolution. In the event of any dispute arising under this Agreement other than a claim against the Consultant in tort, the parties agree to participate in mandatory mediation before either party proceed to binding arbitration. If mandatory mediation is unsuccessful, the aggrieved party may choose binding arbitration by way of an Arbitrator, and the decision of the Arbitrator on all issues or matters submitted to the Arbitrator for resolution will be conclusive, final and binding on all of the parties. The arbitration must take place in Houston or Dallas, Texas. The prevailing party is entitled to recovery of the mediator’s, Arbitrator’s and lawyer’s fees.

6.9.           Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be properly given if delivered or faxed addressed as follows:

(a) in the case of the Company:

HIP Energy Corporation
World Trade Centre
Suite 404-999 Canada Place,
Vancouver, BC V6C 3E2
Office Tel: 604 641 1367
General Fax; 604 641 1214
Home Fax; 604 921 4764
Cel: 604 377 5515
Attn: Richard Coglon, President
Email: richard@hipenergycorp.com

(b)	in the case of the Consultant:

Michael Hines
Suite 135, 1451 Marine Dr
West Vancouver, BC V7T 1B8 Office Tel: 604 913.0580 General Fax; 778.772.3672 Cell: 778.772.6990 Attn: Michael Hines, VP Finance Email: michael@hipenergycorp.com

Any notice so given shall be conclusively deemed to have been given or made on the day of delivery, if delivered, or if faxed, upon the date shown on the delivery receipt recorded by the sending facsimile machine.

6.10.           Severability. If any provision contained herein is determined to be void or unenforceable for any reason, in whole or in part, it shall not be deemed to affect or impair the validity of any other provision contained herein and the remaining provisions shall remain in full force and effect to the fullest extent permissible by law.

6.11.           Further Assurances. Each of the Consultant and the Company will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as the Consultant or the Company may reasonably require for the purposes of giving effect to this Agreement.

6.12.           Independent Legal Advice. Each of the Consultant and the Company hereby acknowledge that they have had the opportunity to obtain independent legal advice regarding this Agreement and has either obtained such advice or has waived their right to obtain such advice.

6.13.           Counterparts/Facsimile Execution. This Agreement may be executed in several counterparts and each counterpart shall together constitute one original document.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HIP ENERGY CORPORATION

Per:
Authorized Signatory

EXECUTED by Michael Hines in the presence of:	)
)
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Signature	)
	)	"signed"
Print Name	)	Michael Hines
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Address	)
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Occupation	)
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Schedule A
VICE PRESIDENT FINANCE
POSITION DESCRIPTION
The Vice President Finance is elected by the Board in accordance with the Bylaws and is responsible to the President and the Board for overseeing the records of all income and expenses and bank accounts in the name of HIP and issuing reports when required.

Authority
As an elected National Officer, the Vice President Finance has such authority to perform as is set forth in the Constitution and Bylaws.

Duties and Responsibilities
The following specific duties and responsibilities are delegated to the Vice President Finance. This list is not intended to be inclusive.

  Maintain record of all income and expenses and establish and maintain a bank account in the name of HIP.
  Submit annually the financial report for the current year and the financial budget for the operation of HIP for the following year, for presentation to and approval by the Board at the annual meeting.
  Project the financial growth and other significant financial developments, and present these at the annual meeting.
  Review monthly the financial status of the HIP organization, and provide counsel to the President relative to the financial income and expenses compared to the budget.
  Submit quarterly financial reports of budget versus income and expenses to the President and Board.
  Provide for an outside disinterested Public Accountant (CA) to audit the financial records and, when possible, issue their accompanying audited financial statements and audit opinion no later than sixty (60) days prior to the annual meeting and at any other time deemed appropriate by the National or Board.
  Each year, the VP of Finance will present to the Board a report of the budget amount as it relates to our overall financial position, taking into consideration the projects or programs the Board wants to implement and comparing the cost with our available financial resources

Oversee the Accounting System including all official books and records

  Accounts Payable
  Payroll tax deposits
  Maintain hard copy records of fiscal transactions
  Prepare provincial and federal unemployment taxes
  Monthly reconciliation of bank statements for HIP
  Monthly reports for the VP Finance and other officers
  Prepare year-end analysis of taxable income and corresponding expenses i.e., catalog and advertising income Fulfill all special request.
  Good custodial care of all HIP financial matters.
  Financial audits have been very positive in the pass, recommendations are evaluated and changes made as necessary.